Exhibit 19.1

Title	Securities Disclosure and Trading Policy
Effective Date	October 4, 2017
Update Date	October 6, 2025

1.0Introduction

S&P Global Inc., its Divisions and Subsidiaries (the “Company” or “S&P Global”) has a worldwide reputation for integrity and objectivity. Upholding this reputation requires that we consistently deliver products and services in accordance with professional standards that are not influenced inappropriately by Conflicts of Interest. Allowing Material Non-Public Information to influence investments, or allowing investments to influence a Team Member’s role, could be damaging to the reputation of S&P Global and our Team Members by calling into question the integrity of our products and services.

2.0Scope

The Securities Disclosure and Trading Policy (hereafter “Policy”) applies to Covered Workers, which includes Team Members who influence S&P Global products and services and/or who have access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities. This Policy also applies to the Immediate Family Members of Covered Workers. Each Division’s management will define the conditions under which their Workers Engaged Through Vendors and Team Members (including temporary workers) may be subject to the definition of a Covered Worker and hence to this Policy and its obligations. Covered Workers will be notified by Securities Disclosure Compliance.

2.1Divisional Restrictions
In addition to the requirements of this Policy, Covered Workers are expected to be aware of and comply with specific Divisional Restrictions outlined in Divisional Addenda.

3.0Policy Objective

While performing your job you may learn Material Non-Public Information (“MNPI”) about S&P Global or other companies. You must never use Material Non-Public Information to trade or share with others to trade in Securities, whether for their benefit or yours. This violates the law and the Code of Business Ethics (COBE); it is unethical, illegal, and is known as insider trading.

•This Policy may restrict the holding and trading of Securities to prevent Team Members from making investments that are or have the potential to be Conflicts of Interest, whether real or perceived, by virtue of the Team Member’s role and responsibilities, and to eliminate even the appearance of impropriety in connection with a Team Member’s trading in Securities of customers or business prospects.

•This Policy further mitigates risk by requiring the monitoring of Investment Account activity.

This Policy is intended to support compliance with applicable securities laws across all jurisdictions where S&P Global operates. Please note that even if certain jurisdictions do not legally require you to provide information or take specific actions, you are still expected to follow the requirements outlined in this Policy.

4.0Glossary

Defined terms are intended to provide further clarity regarding this Policy. Defined terms will appear in initial capital letters and can be found in Appendix A: Glossary of Defined Terms.

5.0Compliance and Reporting Requirements

5.1Training

All Covered Workers must complete initial and ongoing training assigned by Compliance. Training reinforces understanding of compliance obligations and supports adherence to this Policy and related Addenda. Completion within the specified timeframe is required.

5.2Certifications

Within ten (10) calendar days of notification from Securities Disclosure Compliance, each Covered Worker must complete all initial Certifications in the Global Employee Compliance Services system (“GECS”), including acknowledgment of receipt, review, and understanding of this Policy and any applicable Divisional Addenda, agreement to comply with them, confirmation of compliance with all requirements, and any other required certifications.

Covered Workers must complete bi-annual certifications in GECS within thirty (30) calendar days after receiving notification in January or July. These certifications confirm the accuracy of all reported Investment Accounts, holdings, and transactions and reaffirm receipt, understanding, and compliance with this Policy and any applicable Divisional Addenda.

5.3Reporting of Investment Accounts, Holdings, and Notifications

5.3.1Reporting of Investment Accounts

Covered Workers must report in GECS all reportable Investment Accounts that they or their Immediate Family Members control or have a beneficial interest in within ten (10) calendar days of notification from Securities Disclosure Compliance. Reporting applies to all reportable accounts whether they are empty, unfunded, inactive, or can hold reportable securities. Exemptions may include certain Employer Sponsored Accounts and equivalent Tax-Free Savings Accounts, though all holding and trading restrictions still apply. Third-Party Discretionary Accounts and blind trust accounts are permissible but must be reported.

5.3.2Reporting of Holdings

Covered Workers, within ten (10) calendar days of receiving notification from Securities Disclosure Compliance, must Report in GECS all holdings for themselves and their Immediate Family Members.

The Policy requires the initial and ongoing Reporting of all holdings in all reportable Investment Accounts. Holdings that are not identified by a ticker, a CUSIP or an ISIN are considered Private Investments and are Reportable using a Private Investment Disclosure Form. This form can be found on the GECS dashboard in Available Forms.

Any change in holdings not resulting from a transaction, such as gifts, inheritance, marriage, or compensation awards (including stock options or restricted stock), must also be reported within ten (10) calendar days.

For a non-exhaustive overview of Reportable Holdings and Investment Account types, please refer to the list.

5.3.3Notification Requirements

Covered Workers must update GECS within ten (10) calendar days in the following situations:
•New Investment Account: When adding a new Investment Account to the portfolio.
•Changes to Holdings (Non-Transaction Related): When holdings change for reasons other than Transactions, including gifts or inheritance, marriage, compensation awards, stock splits and corporate actions, or any other non-transaction event.
Note: These notifications are separate from regular transaction reporting and must be completed within the specified timeframe.

5.4Broker and Trade Confirmations

Covered Workers must comply with reporting requirements for both Electronic and Non-Electronic Brokers. Accounts maintained with S&P Global-recognized Electronic Brokers must be designated as S&P Global Investment Accounts and included in the electronic feed; a current list of recognized electronic brokers can be found here. Covered Workers and their Immediate Family Members must provide consent if requested by the broker. Team Members are encouraged to use S&P Electronic-

recognized Brokers where available. S&P Global reserves the right to monitor such accounts for up to thirty (30) calendar days following termination of employment.

Covered Workers not using S&P Global Electronic Brokers must manually enter broker confirms and update holdings in GECS and periodically upload account statements. Instructions for uploading statements to GECS for non-electronic brokers can be found here.

S&P Global also licenses the Xceptor data automation platform and recognizes some brokers as Xceptor-enabled. For Xceptor-enabled brokers, account statements must be submitted monthly via email; Xceptor captures, validates, and delivers the information to GECS, replacing the need for manual uploads. Instructions for sending statements for identified Xceptor-enabled brokers can be found here. Covered Workers will be notified by email when uploads are required, and missing information can be reviewed in the Daily Summary Box on the GECS dashboard.

Covered Workers not using Electronic or Xceptor-enabled brokers must manually enter broker confirmations for all reportable Transactions within ten (10) calendar days of execution.

5.5Accountability

Covered Workers are accountable for complying with all applicable anti-fraud obligations in connection with their Investment Accounts, holdings, and Securities transactions. All disclosures must be accurate, and timely, and Covered Workers must not attempt to circumvent reporting obligations or manipulate account or transaction information.
Covered Workers should also follow the organization’s Anti-Fraud Policy for additional guidance on fraud prevention, monitoring, and reporting.

6.0Trading Requirements

6.1Pre-Clearance or Pre-Approval

Covered Workers and their Immediate Family Members must obtain pre-clearance through GECS before executing trades in equities (including options and rights), fixed income securities, or private investments, except for properly documented Third-Party Discretionary Accounts where the Covered Worker cannot affect trades.

Pre-Clearance requests are reviewed first by the Trade Approver (the Covered Worker’s first-level People Leader) and then by Securities Disclosure Compliance for final approval. Granted Pre-Clearance is valid for the remainder of the same trading day plus three additional trading days. Trades not executed within this period require a new Pre-Clearance request.

For transactions where a ticker, CUSIP, or ISIN is unavailable, Covered Workers must obtain Pre-Approval using the Private Investment Disclosure Form. Pre-Clearance is designed to prevent trades that could create the appearance of impropriety or involve Material Non-Public Information.

It is a violation to execute a trade without valid Pre-Clearance approval when approval is required.

6.2Restrictions Applicable to S&P Global Securities (SPGI)

Covered Workers must obtain Pre-Clearance for any transactions involving S&P Global stock plan accounts, including sales of performance or restricted stock units and exercises of options.

Speculative trading in S&P Global Securities, including short sales, derivative transactions, or hedging arrangements, is prohibited, including short sales and derivative transactions such as puts, calls, swaps, and collar arrangements. The prohibition on short sales means that a Covered Workers or Immediate Family Member may not sell S&P Global Securities if (i) they do not then own the securities; or (ii) they fail without good reason to deliver the certificates for the Securities within twenty (20) days after the sale or to mail them for clearing within five days after the sale.

No S&P Global Securities may be held in margin accounts, pledged as collateral for loans, or held in blind trusts. This prohibition does not apply to Securities of other companies eligible to be held in a blind trust for compliance with a Divisional Addendum to this Policy. Trades submitted but not executed prior to a Closed Window will be automatically canceled.

7.0Securities Disclosure Profile – Guidance on Trading Restrictions

Covered Workers are assigned a Securities Disclosure Profile based on:
1.Their influence on S&P Global products and services, whether real or perceived, by virtue of their role and responsibilities.
2.Their access or potential access to Material Non-Public Information, by virtue of their role and responsibilities.
The Securities Disclosure Profile determines the applicable trading restrictions. Covered Workers may review their specific level and Security Restrictions by logging into GECS.

Level	Guidance on Security Restrictions	Roles/Job Titles *
Level 1	Team Members in a senior leadership position who influence the products and services of S&P Global, and/or who have access or potential access to Material Non-Public Information.	Divisional Presidents, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer
Restrictions (L1)
May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a beneficial interest (including short sales) in any Restricted Securities.

Level 2	Team Members who influence the products and services of S&P Global and/or who have access or potential access to Material Non-Public Information.	Rating Analysts, Index Committee Members, News, Pricing, Price Assessments, Sustainability Research
Restrictions (L2)
May hold non-Restricted Securities, and sell with Pre-Clearance, may not acquire, hold, control, trade, sell or otherwise possess a beneficial interest (including short sales) in any Restricted Securities.

Level 3	Team Members who do not influence the products and services of S&P Global but have access or potential access to Material Non-Public Information.	Internal Audit, Administrative, CCO, Compliance, Communications, In Business Controls, Finance, Marketing, Sales, Sustainability, Technology
Restrictions (L3)	May hold any Securities and sell with Pre-Clearance, may not acquire any Restricted Securities.
* Roles/Job Titles are examples and primarily pertain to Team Members; they do not provide a full listing.

8.0Restrictions

Security Restrictions are defined by each Division to prevent potential Conflicts of Interest related to the
Division’s products and services.

8.1Restricted Security Lists

Division-specific Restricted Security Lists include companies, issuers, or other entities whose businesses lie principally in sectors in which the Division rates, assesses prices, or does business. Restricted Security Lists may change frequently. Management reserves the right to implement additional Restrictions on all or specific Covered Workers, beyond what are mentioned in this Policy, as required by Division needs.

8.2Divestment and Gifts/Inheritances

If a Covered Worker or Immediate Family Member holds any Restricted Securities, they must take action to divest within fifteen (15) calendar days of notification by Securities Disclosure Compliance. If there are any changes to the Restricted Security Lists that affect a Covered Worker’s holdings or those of an Immediate Family Member, the Covered Worker will be notified and must take action to divest the Restricted Security within fifteen (15) calendar days of notification. This also applies if Restricted Securities are received as a gift, inheritance, or through any other involuntary action. The Covered Worker must inform Securities Disclosure Compliance and take action to divest the Restricted Security within fifteen (15) calendar days of receipt.

Before divesting, Covered Workers must submit a Pre-Clearance request and obtain approval for the Trade. Pre-Clearance is intended to prevent trades that could give the appearance of impropriety or involve Material Non-Public Information.

8.3Conflicts of Interest

Even if a Security is not on the Restricted Security List, Covered Workers and their Immediate Family Members must not Trade or Hold it if they know or have reason to believe that:
•The Security should be Restricted, or
•There is an actual Conflict of Interest with trading or holding the Security.

8.4Blackout Periods

Management reserves the right to prohibit trading in a particular Security for a designated period for all or a subset of Covered Workers and their Immediate Family Members; this includes Securities not on the Restricted Security Lists.

8.51% or More of Public Companies

All Covered Workers and their Immediate Family Members are prohibited from holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

8.6Short-Term Trading Limitation: Minimum 30-Day Holding Rule

Having made an investment in a Security or a derivative of a publicly traded company or fund, a Covered Worker or their Immediate Family Member may not take a profit from the investment within thirty (30) calendar days of the original Trade.
Exceptions/Clarifications
•Covered Workers may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or Good to Cancel order).
•Covered Workers may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days.

It is a violation of the Policy to execute a Trade and take a profit within thirty (30) calendar days of the original trade.
In the event of violation of the Minimum Holding Period, Compliance may request that all profits realized as part of the trade be transferred over to a charity.

For purposes of this rule, sales shall be computed on a Last In, First Out (“LIFO”) basis, irrespective of the account. Exceptions to this rule are shares acquired under Team Member compensation plans and Team Member stock ownership plans, DRIPS and trades in Third-Party Discretionary Accounts.

9.0Our Commitment to Your Privacy

As part of this Policy, Covered Workers are required to Report certain private information about investments, including those of Immediate Family Members. The information will be collected and used only to monitor compliance with this Policy. Compliance staff who have authorized access to the information will undertake efforts to maintain confidentiality. However, the information may be disclosed to the U.S. Securities and Exchange Commission (SEC), other national regulators, approved third parties for compliance validation, or in connection with investigations into potential policy breaches or dispute resolution where such information is relevant.
The information collected in connection with this Policy is maintained within GECS. Covered Workers located outside the U.S. should note that U.S. data privacy laws may differ from those in other jurisdictions, such as the European Union or the United Kingdom. However, S&P Global has implemented appropriate safeguards to ensure adequate protection of transferred data, including the execution of necessary data transfer agreements. Further information is available in the Privacy Center. The information is stored consistent with the Information Governance Policy.

Non-U.S. Covered Workers and their Immediate Family Members may be entitled to certain rights under local data protection laws. These rights may include:
•The right to request information about how S&P Global uses their personal data, including obtaining copies of that data.
•The right to request that inaccurate or outdated information be corrected or removed.
•In specific circumstances, the right to object to the processing of their personal data.

Covered Workers and Immediate Family Members wishing to exercise these rights should contact Securities Disclosure Compliance.

In certain non-U.S. jurisdictions, Covered Workers may be required to confirm that they agree to the collection and use of personal information as described in this Policy and/or that Covered Workers will obtain the equivalent agreement of Immediate Family Members before providing their information to S&P Global. This should not be taken as an indication that Covered Worker or Immediate Family Member agreements are necessary as a matter of law in any particular jurisdiction.

10.0Exceptions

Securities Disclosure Compliance in coordination with the Divisions, may, in limited circumstances, grant an exception to this Policy’s requirements in writing on a case-by-case basis and as permitted under applicable laws, rules and regulations. If you believe you qualify for an exception, please contact Compliance.

11.0Violations of this Policy

S&P Global is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition to applicable laws, Team Members are expected to maintain the highest standards of ethical conduct. Breaches of these requirements can have serious consequences for S&P Global and its Team Members. Failure by a Covered Worker to comply with this Policy, or any applicable law or regulation, may result in disciplinary action, up to and including termination of employment or engagement and/or could result in civil or criminal penalties imposed by a government agency or a court of law.

12.0Reporting Obligations

If you become aware of or have suspicions of any actions that conflict with this Policy or attempts to circumvent any part of this Policy, please notify your People Leader, the Legal Department or Compliance. You may also report anonymously though the EthicsPoint Helpline.
Nothing in this Policy or otherwise restricts your ability to communicate directly with and provide information, including documents that are not protected from disclosure by applicable laws or privileges, to the Securities and Exchange Commission (the “SEC”), the Department of Justice (“DOJ”), or any other pertinent governmental agency or regulatory body, whether at the federal, state, provincial, local, or international level, concerning potential legal violations, without the need to disclose such communications to S&P Global.

13.0Contact Names

Team Members that have inquiries or that may require further information regarding this Policy may contact their respective Divisional Compliance function or Global Employee Compliance Services.

14.0Related Reference Documents

14.1Related Policies
▪Anti-Fraud Policy
▪Code of Business Ethics
▪Gifts and Entertainment Policy
▪Information Governance Policy
▪Outside Activities Professional Conduct Policy

14.2Addendums:
▪Securities Disclosure Corporate Addendum
▪Securities Disclosure SPDJI Addendum
▪Securities Disclosure ExCo Addendum
▪Securities Disclosure Energy Addendum
▪Securities Disclosure Ratings Addendum
▪Securities Disclosure Windows Addendum
▪Securities Disclosure S1 Addendum
14.3Additional References:
▪Reportable Holdings and Investment Accounts List
▪Privacy Center
▪Compliance Page
▪Non-Electronic Broker Statement Upload Instructions
▪Xceptor-Enabled Broker Statement Upload Instructions
▪List of S&P Electronic/Xceptor-Enabled Brokers

Last Reviewed December 2025

Appendix A: Definitions

For the purposes of this Policy, the term and all variations of the term below shall have the following meanings, unless such terms are defined in Divisional Addenda.

Term	Definition
“Conflict of Interest”
shall mean a situation in which a Team Member’s private interests conflict with his or her professional interests. Team Members of S&P Global have professional responsibilities that may conflict or appear to conflict with personal investment goals. Such a Conflict of Interest may make it difficult for Team Members to do their job impartially.

“Covered Worker”
shall mean a Team Member who is covered by this Policy based on their ability to influence S&P Global products and services and/or their access or potential access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities.
Additionally, each Division’s management will define the conditions under which Workers Engaged Through Vendors, interns and other temporary workers may be subject to this definition and hence subject to this Policy and its obligations

“Division”
shall mean a business of S&P Global that operates under a different name, providing the independent benchmarks, credit ratings, portfolio and enterprise risk solutions and analytics that make up S&P Global, including S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices, S&P Energy, and S&P Global Mobility

“Immediate Family Member”
shall mean a Team Member’s (a) spouse, domestic partner, equivalent, (b) a Team Members dependent child or stepchild, regardless of residence, and (c) other relatives of a Team Member, including step, and adoptive relationships, that both are dependent and reside in the same residence.

“Insider Trading”
Insider Trading is the buying or selling of a publicly traded company's Securities by someone who has Material Non-Public Information. Insider trading is illegal and comes with severe penalties including potential fines and jail time.

“Investment Account”
shall mean an Investment Account in which a Team Member or a Team Member’s Immediate Family Member Holds Securities, has a beneficial interest, or has discretion or control over the account.
Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and blind trusts, including brokerage accounts that benefit from tax advantages in their respective country.

Term	Definition
“Material Non-Public Information” (“MNPI”)
Shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. For example, information about financial performance; strategic plans; business initiatives; mergers or acquisitions; litigation; or management changes is likely material, and if any such material information is not known to the public, it would constitute material non-public information.

Material Non-Public Information can be positive or negative and may involve events with contingencies.

“Pre-Approval”
shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in Initial Public Offerings, (IPOs), Private Investments, and Commodities, Future Contracts, or other types of alternate instruments.

“Pre-Clearance”	shall mean the Pre-approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the system of record (GECS).
“Restricted Security”
shall mean Securities classified by industry, geography, or regulation, which a Team Member and his or her Immediate Family Members may not acquire, hold, control, trade, sell or otherwise possess a beneficial interest (including short sales).

“S&P Global-recognized Electronic Brokers”
shall mean a broker-dealer who participates in automated electronic Reporting of Securities trading to S&P Global. A current list of electronic brokers is available on Sphere or on the GECS dashboard in Documents

“S&P Global Securities” or “SPGI Securities”	shall mean common stock, preferred stock, debt, warrants, options, and other securities (collectively, “securities”) of S&P Global.
“Sector”	shall mean a grouping by industry, government, or currency.
“Sector Fund”
shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).

Term	Definition
“Security”
shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.

“Team Member”
An individual who works full-time or part-time either at the will of the employer or under a contract of employment, whether oral or written, express or implied, and has recognized rights and duties. This term includes all workers of record, employees, interns, consultants, contract workers, agents, representatives, officers, directors, and temporary staff of the Company and its Subsidiaries.

“Third-Party Discretionary Account”
shall mean an Investment Account where the trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party Discretionary Accounts must be Reported and the third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Team Member or designee and not to Trade in Securities in the Sector(s) and/or Industry in which the Team Member is restricted. Transactions in a Third-Party Discretionary Account do not require pre-clearance.

“Trade Approver”	shall mean the People Leader of a Team Member, responsible for providing first level approval to a Pre-Clearance request.
“Workers Engaged Through Vendors”
shall mean vendors, external third parties with which the Company has entered a contractual relationship to provide goods and/or services. There are three categories of workers engaged as or through vendors.
1.Agency Workers: An agency is a type of vendor that sources labour for its clients. Individuals who work for the Company through an agency often do the same kind of work as Team Members, in some cases for a period of time that is known to be temporary. Agency workers are paid on the agency’s payroll with withholdings from their agency.
2.Independent Contractors: An independent contractor is a type of vendor where the individual providing services to the Company does so directly or through sole proprietorship and

Term	Definition

is paid by the Company through accounts payable without withholdings.

3. Other Vendors Resources: Individuals working for the Company through a vendor who are not Agency Workers or Independent Contractors, such as Team Members of professional service providers.

“Xceptor”
Data automation platform licensed by S&P Global to automatically capture Team Member-provided brokerage statements from inbound channels, and extract, enrich, validate relevant trade, position data, and generate a standardized output.